UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month

February  2004

Commission File Number

0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [X]   Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]        No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-3 February 3, 2004

DESCRIPTION:

Sale of Magistral Mine complete

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                                (Registrant)

Date  February 3, 2004

By                                   “Doris Meyer”

                                        (Signature)

                             Doris Meyer, Corporate Secretary

                                    Queenstake Resources Ltd.

News Release 2004-03

February 3, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

QUEENSTAKE ANNOUNCES SALE OF MAGISTRAL MINE

Denver, Colorado – February 3, 2004 – Queenstake Resources Ltd. (TSX:QRL)  (“Queenstake”) reports that the previously announced sale of the Magistral mine in Sinaloa, Mexico to Nevada Pacific Gold Ltd. (TSX:NPG) closed today.

Terms of the sale are substantially as previously described (press release #2003-29, dated December 23, 2003) and comprise U.S. $4.0 million cash and 2 million common shares of Nevada Pacific received on closing and an additional U.S. $3.0 million cash receivable in 6 months.  The $4.0 million received at closing will immediately be applied to reduce the Company’s senior debt.

Queenstake is a Canadian corporation based in Denver, Colorado that has traded on the Toronto Stock Exchange for more than twenty years.  In 2003 it acquired the Jerritt Canyon property from the AngloGold/Meridian Joint Venture.  The Jerritt Canyon property consists of four operating underground mines and stockpiles that feed a 1.5 million ton per year processing facility.  Jerritt Canyon has consistently produced more than 300,000 ounces of gold in each of the past twenty years and since 1999, from underground sources.  The four operating mines are located within a contiguous 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.